UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF
PROCESS AND UNDERTAKING

A. Name of issuer or person filing ("Filer"):  Metalla Royalty & Streaming Ltd.

B. (1) This is an (check one):

 ☒ original filing for the Filer.

 ☐ amended filing for the Filer.

 (2) Check following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐

C. Identify the filing in conjunction with which this Form is being filed:

 Name of registrant: Metalla Royalty & Streaming Ltd.

 Form type: Form F-10

 File Number (if known): 333-264810

 Filed by: Metalla Royalty & Streaming Ltd.

 Date Filed (if filed concurrently, so indicate): May 9, 2022 (filed concurrently)

D. The Filer is incorporated or organized under the laws of British Columbia, Canada, and has its principal place of business at 543 Granville Street, Suite 501, Vancouver, B.C., V6C 1X8; telephone (604) 696-0741.

E. Filer designates and appoints Registered Agent Solutions, Inc. ("Agent"), located at 3400 Capitol Boulevard SE, Suite 101, Tumwater, Washington 98105; telephone 1-800-547-7007 as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a) any investigation or administrative proceeding conducted by the Commission; and

(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form F-10 on May 9, 2022 or any purchases or sales of any security in connection therewith.  The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that the service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F. The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which the Form F-10 and any schedules attached thereto relates has ceased reporting under the Exchange Act.

 The Filer further undertakes to advise the Commission promptly of any change to the Agent's name and address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G. The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the Form F-10 and any schedules attached thereto; the securities to which the Form F-10 and any schedules attached thereto relates; and the transactions in such securities.

SIGNATURES

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Humacao, Puerto Rico, on this 9th day of May, 2022.

METALLA ROYALTY & STREAMING LTD.

By:	/s/ Brett Heath
Name: Brett Heath Title: President and CEO

This statement has been signed by the following person in the capacity indicated on May 9, 2022.

REGISTERED AGENT SOLUTIONS, INC.
as Agent for Service of Process for Metalla Royalty & Streaming Ltd.

By:	/s/ Debbie Payne
Name: Debbie Payne Title: Assistant Secretary